August 2, 2007
Via Edgar Transmission and Facsimile
Daniel L. Gordon
Division of Corporate Finance
United States Security and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Atlantic Coast Entertainment Holdings, Inc. Form 10-K for the year ended December 31, 2006 Form 10-Q for the quarter ended March 31, 2007 Filed March 19, 2007 File No. 333-110484
Dear Mr. Gordon:
Set forth below is the response on behalf of Atlantic Coast Entertainment Holdings, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated June 28, 2007 (the “Comment Letter”), concerning the Company’s Form 10-K for the year ended 12-31-06 and form 10-Q for the period ended 3-31-07, filed with the Commission on March 19, 2007 and May 21, 2007, respectively. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words “we”, “us” and “our” refer to the Company.
Consolidated Statements of Income, page 24
1.	We note that you sold the operating assets of ACE Gaming on November 17, 2006, but have not presented the results of this business as discontinued operations. The fact that you no longer have an operating business does not preclude you from presenting the results of ACE Gaming as discontinued operations in accordance with paragraphs 42 — 43 of SFAS 144. Please revise your financial statements to present the results of ACE Gaming as discontinued operations for all periods presented.

The Company was formed in 2003 for the specific purpose of owning ACE Gaming, LLC which in turn owned and operated the Sands Hotel and Casino. There were no other operations conducted by the Company and there are no plans for any continuing operations. Paragraph 42 of SFAS 144 states the results of operations of a component of an entity classified as held for sale shall be reported as discontinued operations if the operations and cash flows of the component have been eliminated from the ongoing operations of the entity as a result of the disposal transaction. There are no ongoing operations therefore we believe that the financial statements as presented are appropriate.

We did consider SFAS 144 and we believe that the disposition of an entire entity is not a component and that SFAS 144 does not apply. However, our ultimate parent, American Real Estate Partners, has presented the disposal of us as discontinued operations in their filings. We have properly disclosed in the notes to the financial statements that we have disposed of all our operations and we believe this presentation complies with Generally Accepted Accounting Principles (GAAP) and provides more meaningful information to the readers. We have consulted with our independent accounting firm and they have concurred with this presentation.
2.	Please reclassify (gain) loss on disposal of assets in the other income (expense) section below income (loss) from operations. Refer to Rule 5-03 of Regulation S-X.
     We believe that the gain on disposal of assets should be shown in continuing operations as prescribed by paragraph 45 of SFAS 144 because we have determined that it is not a component as discussed above.
3.	We note from your disclosure on page 33 that potentially dilutive shares have been excluded from the calculation of diluted EPS because their effect would be anti-dilutive. Please revise the presentation of diluted EPS to reflect the same value as basic EPS for the years 2005 and 2004.
     We agree with this assessment and would respectfully request to correct this oversight on a prospective basis.
Exhibit 31
4.	Please revise the reference to the certifying officer’s title in the introductory paragraph as the certification is to be made in a personal capacity.
     We would respectfully request to make this change on a prospective basis beginning with the June 30, 2007 Form 10-Q.
We hereby acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Company’s Form 10-K and this comment response letter, and all amendments and supplements thereto. We also acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. We further acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
As our Form 10-Q is due for filing on August 14, 2007, we would appreciate a prompt response so that we may reflect the results in our Form 10-Q in the appropriate manner.

If you have any additional questions regarding any of our responses or the Form 10-K or Form 10-Q, please feel free to call me (702-383-5242) or Joel A. Yunis (212-940-8666) or Evan L. Greebel (212-940-6383) of Katten Muchin Rosenman LLP.
Very truly yours,
ATLANTIC COAST ENTERTAINMENT HOLDINGS, INC.

By:	/s/ Denise Barton Denise Barton Chief Financial Officer
Enclosures